CONSENT OF QUALIFIED PERSON David G. Thomas, P. Geo. AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-3030 Fax (604) 664-3057 david.g.thomas@amec.com

To:

British Columbia Securities Commission Alberta Securities Commission Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers du Quebec

Re: Nevsun Resources Ltd. Press Release Dated 28 March 2011 entitled “Nevsun Increases Mineable Reserves at Bisha by 40% Using Updated Metal Prices”

I, David G. Thomas, P.Geo., consent to the public filing of Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 17.1, 17.3, 19, 20, 21, 22, and 23 of the technical report entitled “Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report” (the “Technical Report”), dated 1 January 2011.

I consent to extracts from, or a summary of, the Technical Report in the Nevsun Resources Ltd. Press Release dated 28 March 2011 entitled “Nevsun Increases Mineable Reserves at Bisha by 40% Using Updated Metal Prices” (the “Press Release”).

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

“signed”		dated
David G. Thomas,	P.Geo, M.AusIMM	28 March 2011

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604)	664-3030
Fax (604)	664-3057	www.amec.com